SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Gaming Partners International Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

36467A107
(CUSIP Number)

Eric P. Endy, 2037 Cherry Creek Circle, Las Vegas, Nevada 89148
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No.	36467A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eric P. Endy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	X

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:		7. Sole Voting Power	274,282

		8. Shared Voting Power	0

		9. Sole Dispositive Power	274,282[1]

		10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,350,508[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		53.6%

14.	Type of Reporting Person (See Instructions)
IN

1 The shares beneficially owned by Mr. Endy are subject to a right of first refusal which has been granted to Elisabeth Carretté and affiliated entities.

2 Includes 4,076,226 shares beneficially owned by Mrs. Carretté and affiliated entities.  See Item 5 below for a detailed description of the amount and nature of shares beneficially owned by Mr. Endy.

Page 2 of 7 pages

This Amendment No. 8 to Schedule 13D amends the Schedule 13D originally filed by Eric P. Endy with the Securities and Exchange Commission, as subsequently amended, for the purpose of updating the relevant information as of the date hereof or for such other dates as may be expressly provided herein.  Mr. Endy is the sole trustee and beneficiary of The Paul S. Endy, Jr. Living Trust, or the Endy Trust, and has included in this Schedule 13D all of the shares of Gaming Partners International Corporation (“GPIC”) common stock held by the Endy Trust in the total amount of shares beneficially owned by him.  As such, Mr. Endy has not named the Endy Trust as a separate reporting person in this Schedule 13D.  The existence of a group between Mr. Endy and Elisabeth Carretté was previously reported on this Schedule 13D.  Pursuant to Rule 13d-1(k)(2), each of Mr. Endy and Mrs. Carretté are filing individually, and the information herein concerning Mrs. Carretté reflects Mr. Endy’s knowledge of such information.

This Amendment reports, among other things, the open market purchases by Mrs. Carretté indirectly through Holding Wilson, S.A. pursuant to a Rule 1065-1 trading plan adopted by Holding Wilson, S.A. on September 1, 2008.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following at the end of such item:

From the period of the filing of the previous amendment to Schedule 13D, Mr. Endy has not directly acquired any shares of GPIC common stock.  However, Mr. Endy was granted an option by GPIC on December 22, 2007, to purchase 2,000 shares of GPIC common stock at $6.49 per share, which option is currently fully vested and exercisable and on December 22, 2008, to purchase 2,000 shares of GPIC common stock, which option is fully-vested but not exercisable until six months and one day after the date of grant.  In addition, from October 6, 2008 through October 10, 2008, Mrs. Carretté purchased through Holding Wilson, S.A. 74,908 shares of GPIC common stock as reported in Item 3 of Mrs. Carretté’s Amendment No. 2 to Schedule 13D, dated October 10, 7008 (“Carretté Amendment No. 2”) as a result of open market purchases by Holding Wilson, S.A. for investment pursuant to a 10b5-1 trading plan adopted by Holding Wilson, S.A. on September 1, 2008.  In addition, as reported in Item 3 of the Carretté Amendment No. 2, Mrs. Carretté, directly and indirectly, acquired a total of 76,972 shares of GPIC common stock by exercising various stock options and anti-dilution warrants.  The source and amount of funds in connection with the foregoing purchases is described in Item 3 of the Carretté Amendment No. 2 which is incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following at the end of such item:

As reported in Item 4 to the Carretté Amendment No. 2:  From October 6, 2008 through October 10, 2008, Mrs. Carretté purchased through Holding Wilson, S.A. 74,908 shares of GPIC common stock as a result of open market purchases by Holding Wilson, S.A. for investment pursuant to a 10b5-1 trading plan adopted by Holding Wilson, S.A. on September 1, 2008.  Holding Wilson, S.A. is an entity owned and controlled by Mrs. Carretté.  Under the 10b5-1 plan, a broker-dealer is authorized to purchase on the open market up to 500,000 shares of GPIC’s common stock at prevailing market prices and subject to maximum price thresholds specified in the plan.  Purchases under the 10b5-1 plan may take place periodically between October 6, 2008 and no later than June 30, 2009, subject to earlier termination.

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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)–(b)

	Eric P. Endy (excluding Elisabeth Carretté shares)[3]	Elisabeth Carretté (excluding Endy P. Endy shares)[4]	Eric P. Endy and Elisabeth Carretté shares as a Group

Amount beneficially owned:	274,282	4,076,226	4,350,508

Percent of class[5]:	3.4%	50.2%	53.6%

Number of shares as to which the person has:

Sole power to vote or to direct the vote:	274,282	4,076,226	4,350,508

Shared power to vote or to direct the vote:	0	0	0

Sole power to dispose or to direct the disposition of:	274,282	4,076,226	4,350,508
Shared power to dispose or to direct the disposition of:	0	0	0

GPIC (formerly known as Paul-Son Gaming Corporation) entered into an agreement and plan of exchange and stock purchase dated as of April 11, 2002 and amended as of May 13, 2002 (the

3 Mr. Endy beneficially owns his shares of GPIC common stock as follows:

The Endy Trust	235,924
Eric P. Endy	12,358
Nevin Chao Endy Irrevocable Trust	6,000
Daren Chang Endy Irrevocable Trust	6,000
Celine Endy Irrevocable Trust	6,000
Hsiao Chin Endy (Spouse)	6,000
Currently exercisable stock options	2,000
274,282

On December 22, 2007, Mr. Endy was granted an option under GPIC’s 1994 Directors’ Stock Option Plan (“DSOP”) to purchase 2,000 shares of GPIC common stock at $6.49 per share.  The option is fully-vested and exercisable.  On December 22, 2008, Mr. Endy was granted an option under the DSOP to purchase 2,000 shares of GPIC common stock at $5.80 per share.  The option is fully vested but not exercisable until six months and one day after the date of grant.  Accordingly, the 2008 option is not included in the number of shares beneficially owned by Mr. Endy.

4 To the knowledge of Mr. Endy based upon public filings made by Mrs. Carretté and other information available to him, Mrs. Carretté beneficially owns her shares of GPIC common stock as follows:

Holding Wilson, S.A.	4,048,124
Estate of Francois Carretté	19,750
Elisabeth Caretté	352
Currently exercisable stock options	8000
4,076,226

On January 27, 2005, Mrs. Caretté was granted an option under the DSOP to purchase 6,000 shares of GPIC at $12.81 per share.  The option is fully-vested and exercisable.  On January 27, 2008, Mrs. Carretté was granted an option under the DSOP to purchase 2,000 shares of GPIC at $7.52 per share.  The option is fully-vested and exercisable.

5 The percentages reflect the percentage share ownership based on a total of 8,103,401 shares of GPIC common stock outstanding as of September 30, 2008.

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“Construction Agreement”) with Gaming Partners International SAS (formerly known as Etablissements Bourgogne et Grasset), or GPI-SAS.  GPIC and GPI-SAS completed the transactions contemplated under the Combination Agreement on September 12, 2002.  As a part of the combination transaction, Mr. Endy, the Endy Trust (including the other Endy family trusts) and Mrs. Carretté and the other former GPI-SAS stockholders entered into a stock purchase agreement dated April 11, 2002 (the “Stock Purchase Agreement”).  Pursuant to the Stock Purchase Agreement, Mr. Endy and the Endy Trust (including the other Endy family trusts) agreed to vote all shares of GPIC common stock which they were entitled to vote in the manner directed by Holding Wilson, S.A. (GPI-SAS’s then controlling stockholder) at any and all meetings of the stockholders of GPIC with respect to the election and removal of directors for a period of five years after the date of the closing of the combination.  Holding Wilson S.A. and Francois Carretté (or his successor), the controlling stockholder of Holding Wilson S.A., each agreed to vote all shares of GPIC common stock which they are entitled to vote in favor of the election of Eric P. Endy as director (or if Mr. Endy is unable to serve, a replacement designated by the Endy Trust) for a period of five years after the closing of the combination.  The five year term of these voting obligations expired on April 11, 2007.  The Stock Purchase Agreement also provides the former stockholders of GPI-SAS with a right of first refusal to purchase any shares which Mr. Endy or the Endy Trust desire to sell.  Mr. Carretté died on December 24, 2004, and was survived by his spouse, Elisabeth Carretté.  As a result of the relationship described above with respect to the transactions under the Stock Purchase Agreement, Mr. Endy acknowledges the existence of a group consisting of himself and Mrs. Carretté within the meaning of Section 13(d)(3) of the Act.  In order for a group to exist for Nasdaq purposes, the stockholders must have publicly filed a Schedule 13D or other notice reporting that they are acting as a group.  Under Rule 13d-5(b)(1), a group is deemed to exist when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer.  As the first right of refusal relates to the acquisition of GPIC’s equity securities, and based on reported cases and SEC interpretations with respect to Section 13(d), Mr. Endy and Mrs. Carretté concluded that a group does exist between them.  Although Mr. Endy acknowledges the existence of a group between him and Mrs. Carretté within the meaning of Section 13(d)(3) of the Act, Mr. Endy express disclaims beneficial ownership of the shares beneficially owned by Mrs. Carretté and Holding Wilson, S.A. as he has no pecuniary interest in such shares.

On December 22, 2007, Mr. Endy was granted an option by GPIC to purchase 2,000 shares of GPIC’s common stock.  The exercise price of his option is $6.49 per share.  The option is fully vested and exercisable.  On December 22, 2008, Mr. Endy was granted an option under the DSOP to purchase 2,000 shares of GPIC common stock at $5.80 per share.  The option is fully-vested but not exercisable until six months and one day after the date of grant.  Accordingly, the 2008 option is not included in the number of shares beneficially owned by Mr. Endy.

The percentages reflect the percentage share ownership with respect to 8,103,401 shares of GPIC common stock outstanding as of September 30, 2008.

(c)        During the past 60 days, Mr. Endy has not effected any transactions in GPIC common stock.  As reported in Item 5(c) of the Carretté Amendment No. 2, during the past 60 days, Mrs. Carretté effected the following transactions in GPIC common stock:

Person	Date	No. of Shares*	Price Per Share*	Where & How Effected
Holding Wilson, S.A.	10/06/2008	15,857	$4.00	Purchases in NASDAQ market transactions
Holding Wilson, S.A.	10/07/2008	15,857	$3.94	Purchases in NASDAQ market transactions
Holding Wilson, S.A.	10/08/2008	15,857	$3.91	Purchases in NASDAQ market transactions

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Person	Date	No. of Shares*	Price Per Share*	Where & How Effected
Holding Wilson, S.A.	10/09/2008	12,937	$3.98	Purchases in NASDAQ market transactions
Holding Wilson, S.A.	10/10/2008	14,400	$3.92	Purchases in NASDAQ market transactions

*Shares of GPIC common stock were purchased over the day and the aggregate amount and average price are indicated.  Excludes brokerage commissions.

(d)        Not applicable.

(e)        Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

Item 4 of this Amendment No. 8 to Schedule 13D is incorporated herein by reference.  The foregoing description does not purport to be complete and is qualified in its entirety by reference to the 10b5-1 trading plan which is filed as an exhibit hereto.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

2.1        Agreement and Plan of Exchange and Stock Purchase, dated as of April 11, 2002, and amended as of May 13, 2002, between GPIC and GPI-SAS (incorporated by reference to Annex A to GPIC’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.2        Stock Purchase Agreement, dated as of April 11, 2002, among Eric P. Endy, The Paul S. Endy Jr. Living Trust, GPI-SAS stockholders (incorporated by reference to Annex D to Paul-Son’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

99.1      10b5-1 Trading Plan (entered into by Holding Wilson, S.A. on September 1, 2007), is incorporated herein by reference to Exhibit 1.1 of the Carretté Amendment No. 2.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 8, 2009	/s/ Eric P. Endy
Eric P. Endy, an individual

The Paul S. Endy, Jr. Living Trust

		By:	/s/ Eric P. Endy
Eric P. Endy, Trustee

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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